File No. 70-___

                 SECURITIES AND EXCHANGE COMMISSION

                        Washington, DC 20549

                              FORM U-1
                       APPLICATION-DECLARATION

                              under the

             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


-----------------------------------------------------------

National Fuel Gas Company       National Fuel Gas
10 Lafayette Square               Distribution Corporation
Buffalo, NY 14203               10 Lafayette Square
                                Buffalo, NY 14203

National Fuel Gas               Seneca Resources Corporation
  Supply Corporation            10 Lafayette Square
10 Lafayette Square             Buffalo, NY 14203
Buffalo, NY 14203

Utility Constructors, Inc.      Highland Land & Minerals,Inc.
East Erie Extension             10 Lafayette Square
Linesville, PA 16424            Buffalo, NY 14203

Leidy Hub, Inc.                 Data-Track Account
10 Lafayette Square               Services, Inc.
Buffalo, NY 14203               10 Lafayette Square
                                Buffalo, NY 14203

National Fuel                   Horizon Energy
  Resources, Inc.                 Development, Inc.
165 Lawrence Bell Drive         10 Lafayette Square
Suite 120                       Buffalo, NY 14203
Williamsville, NY 14221

Seneca Independence             Niagara Independence
  Pipeline Company                Marketing Company
10 Lafayette Square             10 Lafayette Square
Buffalo, NY 14203               Buffalo, NY 14203

              (Names of companies filing this statement
             and address of principal executive offices)


----------------------------------------------------------

                      NATIONAL FUEL GAS COMPANY

              (Name of top registered holding company)


-----------------------------------------------------------

Richard Hare                         James R. Peterson,
Senior Vice President                Assistant Secretary
Seneca Independence                  National Fuel Gas Company
   Pipeline Company                  10 Lafayette Square
10 Lafayette Square                  Buffalo, NY 14203
Buffalo, NY 14203

             (Names and addresses of agents for service)


                               OUTLINE

Item 1.     Description of Proposed Transactions.

       A.   DESCRIPTION OF JURISDICTIONAL TRANSACTIONS
            1.  Interest in Independence Pipeline Company
            2.  Interest in DirectLink Gas Marketing Company
            3.  Short-Term Loans (Money Pool)
            4.  Credit Support

       B.   DESCRIPTION OF NON-JURISDICTIONAL TRANSACTIONS
            1. Acquisition of Stock in Seneca Independence and Niagara Independence
            2.   Future Capital Contributions or Open Account
                  Advances
            3.  Short-Term Loans
            4.  Subscriptions to Firm Transportation Services
            5.  Natural Gas Transactions
            6.  License Agreement
            7.  Option Agreement
            8.  Other Services

       C.   ANALYSIS
            1.   Satisfaction of Requirements of Section 10(b) and
                 10(c)
            2.   Applicability of the Gas Related Activities Act

       D.   RULE 16 EXEMPTIONS
            (1) Pipeline Partnership's Rule 16 Exemption
            (2) Marketing Partnership's Rule 16 Exemption

       E.   FOREIGN UTILITY COMPANIES AND EXEMPT
            WHOLESALE GENERATORS

Item 2.     Fees, Commissions and Expenses.
Item 3.     Applicable Statutory Provisions.
Item 4.     Regulatory Approval.
Item 5.     Procedure.
Item 6.     Exhibits and Financial Statements.
Item 7.     Information as to Environmental Effects.

SIGNATURES


       National Fuel Gas Company ("National"), is a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended ("Act"). National and its wholly-owned subsidiaries National Fuel Gas Distribution Corporation ("Distribution"), National Fuel Gas Supply Corporation ("Supply"), Seneca Resources Corporation ("Seneca"), Utility Constructors, Inc. ("UCI"), Highland Land & Minerals, Inc. ("Highland"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR"), Horizon Energy Development, Inc. ("Horizon"), Seneca Independence Pipeline Company ("Seneca Independence") and Niagara Independence Marketing Company ("Niagara Independence") have joined this application-declaration to the Securities and Exchange Commission (the "Commission"). Shortly before filing this application-declaration, National acquired all of the outstanding capital stock of Seneca Independence and Niagara Independence in transactions exempt from section 9(a) of the Act because Seneca Independence and Niagara Independence are both "gas-related companies" as defined in Rule 58.

       All references herein to a Rule (for example, "Rule 58") refer to a rule of the Commission under the Act, codified in 17 C.F.R. Part 250 (for example, 17 C.F.R. Section 250.58).

Item 1.     DESCRIPTION OF PROPOSED TRANSACTIONS.

A.     Description of Proposed Jurisdictional Transactions

       The applicants are proposing and asking for Commission approval of the following transactions (the "Proposed Transactions"), which essentially consist of the acquisition of interests in two partnerships which are gas-related companies, plus various related loans and credit support:

       1.  Interest in Independence Pipeline Company

       Seneca Independence, as the purchaser, has entered into a Partnership Interest Purchase and Sale Agreement (the "Purchase Agreement", copy attached as Exhibit A-6). The sellers under the Purchase Agreement are ANR Independence Pipeline Company ("ANRIP", a subsidiary of The Coastal Corporation), and Transco Independence Pipeline Company ("TIP", a subsidiary of The Williams Companies).

       When and if this Commission approves this application-declaration, the Purchase Agreement provides that Seneca Independence would acquire a general partnership interest in Independence Pipeline Company (the "Pipeline Partnership", a Delaware general partnership now owned equally by ANRIP and TIP). Seneca Independence would become an equal partner in the Pipeline Partnership, and expects to acquire a 25% interest. At the closing, Seneca Independence would pay to each of the sellers an amount equal to the portion of that seller's capital account attributable to the partnership interest being transferred. Each seller's capital account will reflect the appropriate share of Pipeline Partnership profits or losses from the formation date in September 1997.

       Seneca Independence could have, without prior Commission approval, acquired an interest in the Pipeline Partnership as a "gas-related company" pursuant to Rule 58. However, Seneca Independence seeks Commission approval of this acquisition so that the Pipeline Partnership may satisfy the requirement of Rule 16(a)(4) and be exempt from various obligations pursuant to Rule 16.

       The Pipeline Partnership would construct and operate interstate natural gas transportation facilities (the "Independence Pipeline"). The Pipeline Partnership's rates, services, facilities, construction and operations would be comprehensively regulated by the Federal Energy Regulatory Commission ("FERC"). The Independence Pipeline would consist of (i) about 370 miles of 36-inch diameter pipe with an initial transmission capacity of about 900 million cubic feet of gas per day, running from Defiance, Ohio to Leidy, Pennsylvania, (ii) 60,000 horsepower of compression facilities, and
(iii) auxiliary facilities.

       Unless and until the Pipeline Partnership votes to proceed with construction, the Pipeline Partnership's activities will be funded entirely from capital contributions of the partners (including Seneca Independence after it becomes a partner). The Pipeline Partnership currently plans to finance its construction and operation 70% with debt borrowed by the Pipeline Partnership from commercial project finance sources, and 30% with capital contributed by the partners. The financial statements attached to this application-declaration reflect that planned capital structure.

       During the pendency of this application-declaration, Seneca Independence will have the right to direct the voting of at least 25% of the votes on the Management Committee and other committees of the Pipeline Partnership, and will pay into escrow any money which Seneca Independence would have had to pay, if it were a partner, in response to Pipeline Partnership requests for capital (see Escrow Agreement attached as Exhibit A-8). If this Commission failed to approve this application-declaration, all funds in that escrow account would be returned to Seneca Independence.

       Seneca Independence, as a partner in the Pipeline Partnership, might have opportunities in the future to (i) purchase additional interests in the Pipeline Partnership (until registered holding company affiliates achieved 50% ownership) from other partners, via rights of first refusal or otherwise, and (ii) make loans to the Pipeline Partnership at negotiated rates of interest. Because any such transactions would be negotiated at arms-length with the seller or borrower, and no funds of National's utility or regulated interstate pipeline subsidiaries would be involved, Seneca Independence requests authority to take advantage of such opportunities as they may arise.

       2.  Interest in DirectLink Gas Marketing Company

       Niagara Independence has entered into a Marketing Partnership Agreement (the "Marketing Partnership Agreement", Exhibit A-9), by which Niagara Independence became a 25% general partner in DirectLink Gas Marketing Company (the "Marketing Partnership", a Delaware general partnership). Niagara Independence acquired its interest in the Marketing Partnership subject to approval of the transaction by this Commission, as provided in Rules 16 and 58. The Marketing Partnership is a "gas-related company" pursuant to Rule 58. The other 25% partners in the Marketing Partnership are unaffiliated with National, and are identified on Exhibit A-9. Niagara Independence seeks approval of that acquisition in order that the Marketing Partnership may satisfy the requirement of Rule 16(a)(4) and be exempt from various obligations pursuant to Rule 16.

       The Marketing Partnership will buy, sell and trade natural gas and pipeline capacity in interstate commerce, and as such will generally not be regulated by FERC.

       Niagara Independence, as a partner in the Marketing Partnerships, might have opportunities to (i) purchase additional interests in the Marketing Partnership (until registered holding company affiliates achieved 50% ownership) from other partners, via rights of first refusal or otherwise, and (ii) make loans to the Marketing Partnership at negotiated rates of interest. Because any such transactions would be negotiated at arms-length with the seller or borrower, and no funds of National's utility or regulated interstate pipeline would be involved, Niagara Independence requests authority to take advantage of such opportunities as they may arise.

       3.  Short-Term Loans (Money Pool)

       National proposes to make short-term loans to Seneca Independence and/or Niagara Independence to finance their activities pursuant to, and in accordance with, the current money pool arrangement between National and its subsidiaries (the "Money Pool Arrangement") (see SEC File No. 70-8729 for the current Money Pool Arrangement). Such loans to Seneca Independence shall not exceed in the aggregate $180 million in principal amount at any one time outstanding. Such loans to Niagara Independence shall not exceed in the aggregate $180 million in principal amount at any one time outstanding.

       National, Supply, Distribution, Seneca, UCI, Highland, Leidy, Data-Track, NFR, Horizon, Seneca Independence and Niagara
Independence request that Seneca Independence and Niagara
Independence be added to the group of subsidiary companies of National which can make short-term borrowings pursuant to the authorization in File No. 70-8729.

       4.  Credit Support

       National proposes to enter into guarantee arrangements, obtain letters of credit, and otherwise provide credit support (collectively, provide "Credit Support") with respect to obligations of Seneca Independence and/or Niagara Independence. National and/or Seneca Independence may provide Credit Support with respect to obligations of the Pipeline Partnership, but only in proportion to Seneca Independence's percentage interest in the Pipeline Partnership. National and/or Niagara Independence may provide Credit Support with respect to obligations of the Marketing Partnership, but only in proportion to Niagara Independence's percentage interest in the Marketing Partnership.

       Any Credit Support is proposed to be made under the same terms, conditions and limitations described in the current credit support arrangement between National and its subsidiaries (see SEC File No. 70-8251 for the current credit support arrangement). The maximum aggregate limit on all Credit Support by National to Seneca Independence and/or the Pipeline Partnership will be $180 million at any one time outstanding. The maximum aggregate limit on all Credit Support by National to Niagara Independence and/or the Marketing Partnership will be $180 million at any one time outstanding.

       National, Seneca Independence and Niagara Independence request that, to the extent Seneca Independence, Niagara Independence, the Pipeline Partnership or the Marketing Partnership require Credit Support from National, such Credit Support may be made under the same terms, conditions and limitations described in the current credit support arrangement between National and its subsidiaries (see SEC File No. 70-8251 for the current credit support arrangements). National further requests that Seneca Independence and/or Niagara Independence, either by itself or together with National, be permitted to provide such Credit Support to the Pipeline Partnership and/or the Marketing Partnership, respectively, each up to the $180 million limit at any one time outstanding, with such Credit Support limited to its percentage interest in such partnership.

       National specifically undertakes that it will not seek recovery through higher rates to National system utility company customers to compensate it for any possible loss that it might sustain by reason of the Proposed Transactions, or for any inadequate returns on such investment.

B.     Description of Non-Jurisdictional Transactions

       In addition to the Proposed Transactions, other related transactions will occur, or have occurred. These transactions do not require Commission approval in this proceeding, but are described here to provide the context within which the Proposed Transactions would occur. To the extent the Commission finds that any of these transactions require the Commission's approval, the applicants/declarants request such approval.

       1.  Acquisition of Stock in Seneca Independence and Niagara
Independence

       In September 1997, National acquired all of the outstanding capital stock of Seneca Independence and Niagara Independence pursuant to Rule 58. Both Seneca Independence and Niagara Independence are gas-related companies for purposes of Rule 58, as discussed below under the heading "Applicability of the Gas Related Activities Act".

       2.  Future Capital Contributions or Open Account Advances

       As required from time to time, National would make capital contributions or open account advances, without interest, to Seneca Independence and Niagara Independence, and Seneca Independence and Niagara Independence would make capital contributions or open account advances, without interest, to the Pipeline and Marketing Partnerships, respectively. Pursuant to Rule 45(b)(4), such contributions and open account advances do not require specific Commission approval. The financial statements attached to this application-declaration reflect (i) the capital contributions to Seneca Independence and the Pipeline Partnership relating to construction of the Independence Pipeline based on current plans and projections, (ii) minimal start-up contributions of capital to Niagara Independence, and (iii) minimal start-up contributions of capital from Niagara Independence to the Marketing Partnership.

       3.  Short-Term Loans

       As required from time to time, until Seneca Independence and Niagara Independence are added to the Money Pool, National expects to make short-term loans to Seneca Independence and/or Niagara Independence. Such short-term loans would be made under the authority of Rule 52(b) and (d) in transactions whereby the interest rates and maturity dates of the loans are designed to parallel National's effective cost of capital. The amount of such loans to Seneca Independence and Niagara Independence are not expected to exceed $10 million to each in principal amount at any one time outstanding.

       4.  Subscriptions to Firm Transportation Service

       The Marketing Partnership has executed a Precedent Agreement (copy attached as Exhibit A-10) pursuant to which the Marketing Partnership would, upon satisfaction of various conditions, purchase firm natural gas transportation services from the Pipeline Partnership, at the maximum tariff rate approved by FERC. Other affiliates of National may also purchase FERC-regulated transportation services from the Pipeline Partnership at FERC-regulated rates. The Marketing Partnership may also purchase regulated transportation or storage services from other regulated interstate natural gas pipeline companies, which may or may not be affiliated with the owners of the Pipeline Partnership and/or the Marketing Partnership. The Marketing Partnership may also engage in transactions whereby the Marketing Partnership and other entities, including affiliates and non-affiliates of National, release firm transportation capacity to each other in accordance with applicable FERC regulations, pipeline tariffs, state regulations or utility tariffs. Pursuant to Rule 81, none of these sales of regulated transportation services subject to public regulation would require specific Commission approval.

       5.  Natural Gas Transactions

       It is possible that the Marketing Partnership may buy gas from or sell gas to National affiliates. Because natural gas is not "goods" pursuant to Rule 80(b), such transactions would not trigger the application of Section 13 of the Act, or require specific
Commission approval.

       6.  License Agreement

       In September 1997, Supply granted a license to the Pipeline Partnership to utilize certain environmental studies and other information Supply had developed regarding a portion of the route along which the Pipeline Partnership plans to construct its facilities. The Pipeline Partnership will pay Supply for that license by November 1997, which payment reimburses Supply for its actual costs incurred in developing the information and is reflected in the financial statements attached to this application-declaration.

       Because the intangible rights granted to the Pipeline
Partnership are not "goods" pursuant to Rule 80(b), the granting of this license would not trigger the application of Section 13 of the Act, or require specific Commission approval.

       7.  Option Agreement

       In September 1997, Supply and Seneca granted an option to the Pipeline Partnership which, if exercised, would allow the Pipeline Partnership to construct part of its facilities on certain rights-of-way owned by Supply and land owned by Seneca. Upon exercising that option, the Pipeline Partnership would pay Supply and Seneca for the right to utilize Supply's rights-of-way and Seneca's land, and would reimburse Supply and Seneca for their costs and damages to be incurred accomodating the Pipeline Partnership. The financial statements attached to this application-declaration reflect the payments to Supply and Seneca in the event the Pipeline Partnership exercises its option.

       Because the interests in land granted to the Pipeline Partnership are not "goods" pursuant to Rule 80(b), and because any reimbursement for costs and damages would be "at cost" pursuant to Rules 90 and 91, the granting and performance of this option would not trigger the application of, and/or would be consistent with,
Section 13 of the Act. In any event, the granting and performance of this option do not require specific Commission approval.

       8.  Other Services.

       In connection with the Pipeline Partnership's development and construction of its facilities, various employees or contractors of Supply or other National affiliates may perform services for the Pipeline Partnership. For example, Supply land agents and surveying personnel may assist the Pipeline Partnership in connection with the pipeline route through areas with which Supply is familiar, or Supply employees may inspect and supervise the clean-up phase of the project on Supply's rights-of-way and Seneca's land. Supply or the appropriate affiliate would be reimbursed by the Pipeline Partnership, "at cost" as defined in Rules 90 and 91, for all such services, and therefore would be consistent with Section 13 of the Act.

       Similarly, it is possible that the Marketing Partnership might reimburse Niagara Independence or another affiliate for services rendered to the Marketing Partnership. Again, any such reimbursement would be "at cost" as defined in Rules 90 and 91, and therefore consistent with Section 13 of the Act.

C. ANALYSIS

       The applicants seek the Commission's approval of the acquisition of interests in the Pipeline Partnership and the Marketing Partnership, as well as other loan and credit support transactions described above. Section 9(a)(1) of the Act requires that this acquisition of a security or an interest in a business is subject to the Commission's approval under the standards set out in Sections 10(b) and (c) of the Act.

     1.  Satisfaction of Requirements of Section 10(b) and 10(c)

       Section 10(b)(1) - The activities of Seneca Independence, Niagara Independence, the Pipeline Partnership and the Marketing Partnership do not involve the acquisition of "utility assets" as defined under Section 2(a)(18) of the Act. Neither Seneca Independence, Niagara Independence, the Pipeline Partnership nor the Marketing Partnership will be "gas utility compan[ies]" as defined in
Section 2(a)(4) of the Act, in that none of them will "own or operate facilities used for the distribution at retail of natural or manufactured gas for heat, light or power." Accordingly, the acquisition of interests in the Pipeline Partnership and the Marketing Partnership cannot possibly tend "towards interlocking relations or the concentration of control of public-utility companies," the concern of Section 10(b)(1) of the Act.

       Section 10(b)(2) - As discussed above, the proposed activities of Seneca Independence, Niagara Independence, the Pipeline Partnership and the Marketing Partnership do not involve the acquisition of utility assets or an interest in a gas utility company. The acquired partnership interests might be thought to be "securities", in which case Section 10(b)(2) would be applicable.
The Applicants submit that the total consideration (which includes no fees, commissions or other remuneration not disclosed in this application-declaration) to be paid directly by Seneca Independence to ANRIP and TIP (no consideration being paid indirectly) in connection with the acquisition of an interest in the Pipeline Partnership is reasonable, reflecting the appropriate portions of capital actually contributed by the sellers to the Pipeline Partnership. The total consideration (which includes no fees, commissions or other remuneration not disclosed in this application-declaration) paid directly by Niagara Independence to the Marketing Partnership (no consideration being paid indirectly) in connection with the acquisition of an interest in the Marketing Partnership is reasonable, because it is a nominal amount, with future capital contributions to be determined by a unanimous vote of the partners (unless otherwise unanimously agreed). The Applicants further submit that the acquisitions will not unduly complicate the capital structure of National (the holding company) or be detrimental to the public interest or the interest of investors or consumers or the proper functioning of National's holding company system. See
Item 1(C)(2) below for additional discussion of the benefits to consumers of the Proposed Transaction.

       Section 10(b)(3) - The proposed investments in the Pipeline and Marketing Partnerships will have a de minimis effect on the capital structure of the National Fuel System. Further, as discussed at Item 1(C)(2) below, these Proposed Transactions will not be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

       Section 10(c)(1) - Since this filing does not involve the acquisition of utility assets or securities of a gas or electric company, Section 8 of the Act is not applicable. Also, as discussed at Item 1(C)(2) below, investments in the Pipeline and Marketing Partnerships are not detrimental to the provisions of Section 11 of the Act.

       Section 10(c)(2) - Again, as this filing does not involve the acquisition of utility assets or securities of a public utility or holding company, this section is not applicable.

       An exemption from competitive bidding is available because no underwriting or public sale of securities is involved, and competitive bidding is not necessary or appropriate in the public interest or for the protection of investors or consumers.


       2.   Applicability of the Gas Related Activities Act

       National and its subsidiaries (the "National Fuel System" or the "System") are engaged principally in the exploration, production, purchasing, gathering, transmission, storage, marketing and distribution of natural gas. The passage by Congress of the Gas Related Activities Act in 1990, Pub. L. No. 101-572 (1990) (hereinafter referred to as the "GRAA") simplified the decisions which the Commission is required to make under Section 11(b) of the Act. Under the Section 11(b) of the Act, all proposed investments by Public Utility Holding Companies and their subsidiaries are scrutinized by the Commission to insure that the investments are necessary or appropriate to the operation of an integrated public utility system.

       Section 2(a) of the GRAA provides in effect that the investment by Seneca in the Partnership, and the activities of the Partnership involving the transportation and storage of natural gas are deemed, for purposes of Section 11(b)(1) of the Act, to be reasonably incidental or economically necessary or appropriate to the operation of the National Fuel System. The interstate gas transportation services which the Partnership will provide will comprise virtually all of its business. Under Section 2(a) of the GRAA, the proposed investment by Seneca Independence in the Pipeline Partnership, and the transportation activities of the Partnership, therefore automatically satisfy Section 11 of the Act.

       Section 2(b) of the GRAA provides in effect that the acquisition by Niagara Independence of an interest in the Marketing Partnership, and the activities of the Marketing Partnership related to the supply of natural gas, including marketing or other similar activities, are deemed, for purposes of Section 11(b)(1) of the Act, to be reasonably incidental or economically necessary or appropriate to the operation of the National Fuel System if the Commission determines that such acquisition:

                 is in the interest of consumers of National's subsidiaries, including Distribution; and

                 will not be detrimental to the interests of consumers of National's subsidiaries (including Distribution) or to the proper functioning of the National Fuel System.

       The activities of the Marketing Partnership are expected to benefit utility customers, including Distribution's customers, by making the market for natural gas more efficient and competitive. Regardless of whether the Marketing Partnership sells gas to Distribution or to others, the Marketing Partnership will be selling substantial quantities of gas at Leidy Pennsylvania and at other places where Distribution buys gas, and where marketers who will sell gas to Distribution's retail customers buy gas. Improved competition in the market should result in Distribution and its retail customers paying less for natural gas.

D.     RULE 16 EXEMPTIONS

       In order for a Rule 16 exemption to be applicable, the entity seeking the exemption and its affiliates must satisfy four conditions. These conditions are:

            (i) the entity must not be a "public utility company" as defined in Section 2(a)(5) of the Act;

            (ii) the entity must be engaged primarily in
                 the exploration, development, production, manufacture, storage, transportation or supply of natural gas;

            (iii)     no more than 50% of the entity's voting
                 interest can be "owned, directly or
                 indirectly, by one or more registered
                 holding companies"; and

            (iv) the Commission will have approved the
                 acquisition of the interest pursuant to
                 the application-declaration.

       Rule 16(c) requires that annual reports of companies acquired pursuant to Rule 16 be included in National's annual report on Form U5S. As discussed in Item 5 (Procedure), National requests a waiver of that requirement, and requests that the Commission accept and give confidential treatment to Rule 24 Certificates containing the information which would have been in those annual reports.

(1)    The Pipeline Partnership's Rule 16 Exemption

       Because Seneca Independence, a wholly-owned subsidiary of National, will control more than 10% of the voting interests of the Pipeline Partnership, the Pipeline Partnership will be a "subsidiary" of Seneca Independence under Section 2(a)(8) of the Act, and as a subsidiary will be a part of National's "holding company system" under Section 2(a)(9), and therefore an "associate company" of National under Section 2(a)(10) of the Act. However, the Pipeline Partnership and its affiliates, as defined in Section 2(a)(11) of the Act, in particular ANRIP and TIP, will be exempt from all obligations, duties and liabilities otherwise imposed upon it by the Act, as a result of Rule 16 promulgated under the Act.

       Upon the Commission's approval of this
application-declaration, the Pipeline Partnership would satisfy all four conditions set forth for the applicability of a Rule 16 exemption. The Pipeline Partnership is not a utility, it will be engaged primarily in the transportation of gas, no more than 50% of it can be owned by holding company affiliates, and the Commission would have approved the acquisition.

       2    The Marketing Partnership's Rule 16 Exemption

       Because Niagara Independence, a wholly-owned subsidiary of National, controls more than 10% of the voting interests of the Marketing Partnership, the Marketing Partnership will be a "subsidiary" of Niagara Independence under Section 2(a)(8) of the Act, and as a subsidiary will be a part of National's "holding company system" under Section 2(a)(9), and therefore an "associate company" of National under Section 2(a)(10) of the Act. However, the Marketing Partnership and its affiliates, as defined in Section 2(a)(11) of the Act, will be exempt from all obligations, duties and liabilities otherwise imposed upon it by the Act, as a result of Rule 16 promulgated under the Act.

       Upon the Commission's approval of this
application-declaration, the Marketing Partnership would satisfy all four conditions set forth for the applicability of a Rule 16 exemption. The Marketing Partnership is not a utility, it will be engaged primarily in the supply of gas, no more than 50% of it can be owned by holding company affiliates, and the Commission would have approved the acquisition.

E.  FOREIGN UTILITY COMPANIES AND EXEMPT WHOLESALE GENERATORS

       Fifty percent of National's average consolidated retained earnings for the last four quarters is $231 million as of June 30, 1997. National's current Aggregate Investment (as defined in Rule 53(a)(1)(i)) in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") (as defined in Sections 32 and 33 of the Act) is less than $1 million, thereby satisfying Rule 53(a)(1). National and its subsidiaries maintain books and records to identify investments in and earnings from EWGs and FUCOs in which they directly or indirectly hold and interest. In addition, the books and records and the financial statements of the only such entity in which National currently has an interest are kept in conformity with the requirements of Rule 53(a)(2)(iii)(A) and (B), and National undertakes to provide the Commission access to such books and records and financial statements that are available to National upon the request of the Commission. Thus, the Rule 53(a)(2) requirements are satisfied. No more than 2% of the employees of National's domestic public-utility company render services, at any one time, directly or indirectly, to the EWGs or FUCOs in which National directly or indirectly holds and interest, thereby satisfying Rule 53(a)(3). All of the documents required to be filed under Rule 53(a)(4) with federal, state and local regulators having jurisdiction over the retail rates of National's domestic public-utility company have been submitted.

       None of the conditions described in Rule 53(b) exist with respect to National, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

Item 2.     Fees, Commissions and Expenses.

       It is estimated that the expenses to be incurred by National and Seneca in connection with the herein Proposed Transactions are as follows:

Fees and Expenses of Counsel  Estimated

       (a)  Stryker, Tams & Dill          $2,000

Item 3.     Applicable Statutory Provisions

       Sections 9(a), 10, 11(b) and 12(b) of the Act and Rules 16, 23, 24, 45, 51, 52, 80(b) and 81 and the Gas Related Activities Act of 1990 are all considered applicable to the Proposed Transactions.

       The applicability of each of the sections and rules to each of the Proposed Transactions are set out as follows:

Proposed Transaction     Applicable Provisions of the Act

Seneca Independence's           Section 9(a), 10, 11(b) and
acquisition of an               the Gas Related Activities Act
interest in the                 Rules 16, 23, 24, 51
Pipeline Partnership

Niagara Independence's          Section 9(a), 10, 11(b) and
acquisition of an               the Gas Related Activities Act
interest in the                 Rules 16, 23, 24, 51, 58
Marketing Partnership

Seneca Independence's           Section 12(b)
and Niagara Independence's      Rules 23, 24, 45 and 52
possible loan(s)to the
Pipeline Partnership and
the Marketing Partnership

Credit Support by National,     Section 12(b)
Seneca Independence and/or      Rules 23, 24 and 45
Niagara Independence
regarding obligations of
the Pipeline Partnership
and/or the Marketing
Partnership

       To the extent that any Proposed Transaction is considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.


Item 4.     Regulatory Approval.

       No federal regulatory authority, other than the Commission, has jurisdiction over the Proposed Transactions, except that the FERC has jurisdiction over the Pipeline Partnership's construction and operation of its facilities and services. The Pipeline Partnership has applied to FERC for Certificates of Public Convenience and Necessity at Docket Nos. CP97-315, CP97-320 and CP97-321.

       No state regulatory authority has jurisdiction over the proposed transactions.


Item 5.     Procedure.

       Pursuant to the provisions of Rule 62, the Commission is requested to issue an Order permitting the Declaration to become effective as soon as possible with respect to consummation of the transactions described herein. The Purchase Agreement provides for a closing in January 1998, and for Seneca Independence to forfeit its rights to purchase if the closing does not occur by February 27, 1998. The applicants/declarants therefore respectfully request the Commission to issue its order no later than January 1998.

       Pursuant to Rule 24, Applicant-Declarants will provide on a quarterly basis, requesting confidential treatment, an income statement and balance sheet reflecting the activities of Seneca Independence and Niagara Independence, bearing the File Number of this proceeding. Those Rule 24 filings will display Seneca Independence's allocated share of the profits/losses of the Pipeline Partnership and Niagara Independence's allocated share of the profits/losses of the Marketing Partnership. Applicant-Declarants request permission to file such information within 45 days after the end of each quarter. If Seneca Independence's or Niagara Independence's income statement reflects a net loss for a consecutive twelve (12) month period, at the request of the Commission, more detailed income statements and balance sheets would be provided in the form as mutually agreed by Seneca Independence or Niagara Independence and the Commission Staff.

       Rule 16(c) requires that annual reports of companies acquired pursuant to Rule 16 (which would include Niagara Independence and Seneca Independence) be included in National's annual report on Form U5S. National requests a waiver of that requirement, in light of the above commitment to provide financial information on a quarterly basis.

       Seneca Independence and Niagara Independence ask (partly at the request of other partners of the Partnerships) that the Commission not require the Applicant-Declarants to provide ongoing income statements and balance sheets for the Pipeline and Marketing Partnerships because (i) the Partnerships do not otherwise intend to make their financial statements publicly available except as such disclosure may be required by laws and regulations administered by the Federal Energy Regulatory Commission; (ii) the Partnerships will be the owners of highly competitive businesses in which information such as that displayed on the Partnerships' financial statements will have commercial value; and (iii) Seneca Independence and Niagara Independence would be only minority owners of the Partnerships without any actual control over the persons who will generate the Partnerships' financial statements.

       Within six months after the effective date of the order, Seneca Independence and Niagara Independence shall file with the Commission, in accordance with Section 15 of the Act and pursuant to Rule 24, a copy of the accounting system maintained by them and the Partnerships as well as any cost allocation methodology, work order procedures and cost accounting procedures needed to collect and account for the income and expenses of the activities of Seneca Independence, Niagara Independence and the Partnerships. This is to include the allocation of the Partnerships' profits to Seneca Independence, Niagara Independence and the other Partners.

       Applicant/Declarants respectfully request that the Commission's Order herein be entered pursuant to the provisions of Rule 23. If a hearing be ordered, Applicant/Declarants waive a recommended decision by a Hearing Officer, or any other responsible officer of the Commission, agree that the Division of Investment Management may assist in the preparation of the Commission's decision and request that there be no waiting period between the issuance of the Commission's Order and the date on which it becomes effective.

       The Applicants-Declarants hereby request that (i) certain information contained in the Exhibits hereto, as indicated in the index to Exhibits, and (ii) the Rule 24 Certificates described above (collectively, the "Information") be kept confidential pursuant to Rule 104(b).

       Public disclosure of the Information is not necessary or appropriate in the public interest or for the protection of investors or consumers. The Information describes the purchase price of the interests in the Pipeline Partnership and the Marketing Partnership, and other financial information on those Partnerships, and the financial effect of the proposed transactions on Seneca Independence, Niagara Independence and on the National Fuel System.

       The amounts involved are too small to be material to either investors or consumers. Seneca Independence expects to invest about 3.3% of National's capitalization in its interest in the Pipeline Partnership. Niagara Independence and the Marketing Partnership will not own any transmission plant or significant physical facilities, and will instead trade in transportation services and gas in competition with other gas marketers and traders.

       The people who would be most interested in the Information would be other natural gas pipeline owners, operators and marketers in competition with the Partnerships. Marketers especially can operate with a minimal capital investment and very tight margins in a highly competitive environment. In this environment, information on a competitor's costs, margins, plans and projections is a valuable trade secret, and is treated by all the competitors as confidential, proprietary information.

       These competitors can not obtain the Information anywhere else in a timely manner. The Applicants cannot obtain similar information about their competitors in a timely manner. (Note that regulated interstate pipelines, including the Pipeline Partnership, must disclose certain information as and when required by FERC regulations, but much disclosure is delayed until an annual report; the Pipeline Partnership wishes to be on the same footing as its competitors.) The Applicants firmly believe that the investing and consuming public would be best served by allowing the Information to remain confidential, thereby permitting the Pipeline and Marketing Partnerships to compete on an equal basis with their competitors.

Item 6.     Exhibits and Financial Statements.

       The following exhibits and financial statements are made part of this application-declaration:

       (a)  Exhibits

                 A-1  Restated Certificate of Incorporation of
                 National Fuel Gas Company, dated March 15, 1985
                 (Incorporated by Reference to Exhibit A-4 in File
                 No. 70-6667).

                 A-2  Certificate of Amendment of Restated
                 Certificate of Incorporation of National Fuel Gas Company, dated March 9, 1987 (Incorporated by
                 Reference to Exhibit A-3 in File No. 70-7334).

                 A-3  Certificate of Amendment of Restated
                 Certificate of Incorporation of National Fuel Gas Company, dated February 22, 1988 (Incorporated by Reference to Exhibit B-5 in File No. 70-7478).

                 A-4  Certificate of Amendment of Restated
                 Certificate of Incorporation, dated March 17, 1992. (Incorporated by Reference to Exhibit A-4 in File No. 70-8109).

                 A-5 Bylaws of National Fuel Gas Company, as amended (designated as Exhibit EX-3 for EDGAR purposes).

                 A-6  Purchase and Sale Agreement.  (Note that
                 Exhibit A to this Purchase and Sale Agreement is the unsigned form of Exhibit A-7, and Exhibit C to the Purchase and Sale Agreement is the unsigned form of Exhibit A-8). THIS AGREEMENT IS SUBJECT TO A
                 REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

                 A-7 General Partnership Agreement of Independence Pipeline Company. THIS AGREEMENT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(B).

                 A-8 Escrow Agreement. THIS AGREEMENT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE
                 104(B).

                 A-9 Marketing Partnership Agreement of DirectLink Gas Marketing Company. THIS AGREEMENT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE
                 104(B).

                 A-10 Precedent Agreement between DirectLink Gas
                 Marketing company as shipper and Independence
                 Pipeline Company as transporter (Designated as Exhibit EX-10 for EDGAR purposes).

                 F-1 Opinion of Stryker, Tams and Dill (Designated as Exhibit EX-5 for EDGAR purposes). (to be provided by amendment)

                 F-2  Opinion of James R. Peterson (Designated as
                 EX-5 for EDGAR purposes). (to be provided by amendment)

                 G-1 Financial Data Schedules (omitted because confidential treatment is requested for all the financial statement exhibits).

                 H-1 Proposed form of public notice (Designated as Exhibit EX-99 for EDGAR purposes).

                 (b)  Financial Statements

                 S-1 National Fuel Gas Company and Subsidiaries Pro Forma Consolidated Balance Sheet at June 30, 1997, Pro Forma Consolidated Statement of Income and Earnings Reinvested in the Business for the twelve months ended June 30, 1997, and Pro Forma Adjusting Entries. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

                 S-2 National Fuel Gas Company Pro Forma Balance Sheet at June 30, 1997, Pro Forma Statement of
                 Income and Earnings Reinvested in the Business for the twelve months ended June 30, 1997, and Pro Forma Adjusting Entries. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

                 S-3 National Fuel Gas Supply Corporation Pro Forma Balance Sheet at June 30, 1997, Pro Forma Statement of Income and Earnings Reinvested in the Business for the twelve months ended June 30, 1997, and Pro Forma Adjusting Entries. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

                 S-4 Seneca Resources Corporation Pro Forma Balance Sheet at June 30, 1997, Pro Forma Statement of
                 Income and Earnings Reinvested in the Business for the twelve months ended June 30, 1997, and Pro Forma Adjusting Entries. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

                 S-5 Seneca Independence Pipeline Company Pro Forma Balance Sheet at June 30, 1997 and Pro Forma
                 Adjusting Entries.  THIS EXHIBIT IS SUBJECT TO A
                 REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

                 S-6  Niagara Independence Marketing Company Pro
                 Forma Balance Sheet at June 30, 1997 and Pro Forma Adjusting Entries. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

                 S-7  Notes to Consolidated Financial Statements.
                 THIS EXHIBIT IS SUBJECT TO A REQUEST FOR
                 CONFIDENTIAL TREATMENT UNDER RULE 104(b).

                 S-8 Independence Pipeline Company Pro Forma Balance Sheet at June 30, 1997 and Pro Forma Adjusting
                 Journal Entries.  THIS EXHIBIT IS SUBJECT TO A
                 REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

                 S-9  DirectLink Gas Marketing Company Pro Forma
                 Balance Sheet at June 30, 1997 and Pro Forma
                 Adjusting Journal Entries. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

                      There have been no material changes not in the
            ordinary course of business since June 30, 1997.


Item 7.     Information as to Environmental Effects.

       The proposed transactions outlined herein involve no major action which will significantly affect the quality of the human environment.

       No federal agency has prepared or is preparing an environmental impact statement with respect to the transactions proposed in this Declaration.


                             SIGNATURES

       Pursuant to the requirements of the Public Holding Utility
Company Act of 1935, the undersigned company has duly caused this Statement to be signed on its behalf by the undersigned thereunto duly authorized.


National Fuel Gas Company       National Fuel Gas
                                  Distribution Corporation


By:/s/ James R. Peterson        By:/s/ Philip C. Ackerman
       James R. Peterson             Philip C. Ackerman
       Assistant Secretary           President

National Fuel Gas               Seneca Resources Corporation
  Supply Corporation


By:/s/ William A. Ross          By:/s/ James A. Beck
       William A. Ross               James A. Beck
       Vice President                President

Utility Constructors, Inc.      Highland Land & Minerals, Inc.


By:/s/ David F. Smith           By:/s/ Philip C. Ackerman
       David F. Smith                Philip C. Ackerman
       Secretary                     President

Leidy Hub, Inc.                 Data-Track Account
                                  Services, Inc.


By:/s/ Walter E. DeForest       By:/s/ David F. Smith
       Walter E. DeForest            David F. Smith
       President                     Secretary

National Fuel                   Horizon Energy
  Resources, Inc.                 Development, Inc.


By:/s/ Robert J. Kreppel        By:/s/ Bruce H. Hale
       Robert J. Kreppel             Bruce H. Hale
       President                     Vice President

Seneca Independence             Niagara Independence
  Pipeline Company                Marketing Company


By:/s/ William A. Ross          By:/s/ James A. Beck
       William A. Ross               James A. Beck
       Vice President                President


Dated:  October 6, 1997